Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Communications Declares Quarterly Dividend

    TORONTO, Feb. 15 /CNW/ - Rogers Communications Inc. announced today that its Board of Directors has declared a quarterly dividend of C$0.04 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. The quarterly dividend declared today will be paid on April 2, 2007 to shareholders of record on March 15, 2007.

    Rogers Communications Inc. is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is
Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking and broadband Internet connectivity to small, medium and large businesses and government agencies across the country. Rogers Media is
Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; or Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.

CNW 16:02e 15-FEB-07